FILED PURSUANT TO RULE 424(B)(3)

FILE NUMBER 333-208524

DENALI HOLDING INC.

SUPPLEMENT NO. 5 TO

PROSPECTUS DATED JUNE 6, 2016

THE DATE OF THIS SUPPLEMENT IS JULY 5, 2016

ON JULY 5, 2016, DENALI HOLDING INC. FILED THE ATTACHED CURRENT REPORT ON FORM 8-K

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2016

Denali Holding Inc.

(Exact name of registrant as specified in charter)

Delaware	333-208524	80-0890963
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dell Way
Round Rock, Texas	78682
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 289-3355

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

Settlement of Certain Litigation

As previously reported by Denali Holding Inc. (the “Company”) in connection with the Company’s acquisition of Dell Inc. (“Dell”) on October 29, 2013 (the “going-private transaction”), holders of shares of Dell common stock who did not vote on September 12, 2013 in favor of the proposal to adopt the going-private transaction agreement, who properly demanded appraisal of their shares and who otherwise complied with the requirements of Section 262 of the Delaware General Corporate Law (“DGCL”) were entitled to seek appraisal for, and obtain payment in cash for the judicially determined “fair value” (as defined pursuant to Section 262 of the DGCL) of, their shares in lieu of receiving the going-private transaction consideration.

The Company also has previously reported that, between October 29, 2013 and February 25, 2014, former Dell stockholders filed petitions in thirteen separate matters commencing appraisal proceedings in the Delaware Court of Chancery, which proceedings were consolidated by the Court, in which the stockholders sought a determination of the fair value of a total of approximately 38 million shares of Dell common stock plus interest, costs, and attorneys’ fees. By separate orders in 2014 and 2015, the Court of Chancery dismissed claims of holders of approximately 2.5 million shares for failure to comply with the statutory requirements for seeking appraisal. On July 30, 2015, Dell moved for summary judgment seeking to dismiss claims of holders of an additional 30,730,930 shares (as well as a number of shares previously disqualified on other grounds) because those shares were voted in favor of the going-private transaction, and thus failed to comply with the statutory requirements for seeking appraisal. On May 11, 2016, the Court of Chancery granted Dell’s motion and dismissed the appraisal claims of the holders of the 30,730,930 shares determining that they were entitled to the merger consideration without interest. The Court of Chancery ruled on May 31, 2016 that the fair value of the Dell shares as of October 29, 2013, the date the going-private transaction became effective, was $17.62 per share. This ruling would entitle the holders of the remaining 5,505,730 shares to $17.62 per share plus interest at a statutory rate, compounded quarterly. The Court of Chancery’s decisions are subject to review on appeal.

On June 29, 2016, the Company, Dell and certain investment funds affiliated with T. Rowe Price (the “Petitioners”) entered into a settlement agreement to resolve a dispute regarding the fair value and interest due on approximately 31,653,905 Dell shares held by the Petitioners, representing the 30,730,930 shares subject to appraisal claims that were dismissed in May 2016 plus an additional 922,975 shares subject to appraisal claims that had been previously disqualified on other grounds. The terms of the settlement, among other matters, provide that, in exchange for a release and dismissal of all asserted claims, the Company will pay $13.75 per share for a total sum of $435,241,193.75, plus an additional $28,000,000 in interest. The terms of the settlement will not have a material adverse effect on the Company’s financial position or result of operations. The remaining 5,505,730 shares not subject to the settlement agreement and owned by the other stockholders remain subject to the appraisal proceedings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2016	Denali Holding Inc.

	By:	/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary
(Duly Authorized Officer)